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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

                                  FORM 12B-25

                                                 Commission File Number: 0-19369
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                          NOTIFICATION OF LATE FILING
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
(Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q  [_] Form N-SAR


For Period Ended: NOVEMBER 27, 1999

[_] Transition Report on Form 10-K      [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-K      [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
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For the Transition Period Ended: N/A
                                 ---

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: LITTLE SWITZERLAND, INC.
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Former name (if applicable): N/A
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Address of principal executive office (Street and number): 161-B CROWN BAY
                                                           ---------------
CRUISE SHIP PORT
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City, State and Zip Code: ST. THOMAS, USVI 00804
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                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Quarterly Report on Form 10-Q for the quarter ended November 27, 1999 cannot be filed by Little Switzerland, Inc. (the "Company") within the prescribed time period without unreasonable effort or expense because of certain events that have occurred during, and subsequent, to the Company's quarter ended November 27, 1999. The Company is still in the process of completing certain analyses necessary for the completion of its consolidated financial statements for the quarter ended November 27, 1999, which have been unavoidably delayed. The Company has been in the process of developing and implementing a strategic plan to address its current financial condition and attempt to rebuild its business. Certain of the initiatives that the Company has completed to date may have an impact on the consolidated financial statements for the second quarter of fiscal 2000. These initiatives include, without limitation, the sale of certain store locations and the sale of discontinued merchandise and/or slow moving merchandise to a third party liquidator. As a result of these current events, the Company has been unable to finalize the analyses necessary to complete its consolidated financial statements for the quarter ended November 27, 1999.

     Due to these circumstances, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-Q for the quarter ended November 27, 1999 within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          PATRICK J. HOPPER, (340) 776-2010

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT.
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                           LITTLE SWITZERLAND, INC.
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                 (Name of Registrant as specified in charter)



Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  January 12, 2000      By:/s/ Patrick J. Hopper
                                -------------------------------------
                                Patrick J. Hopper
                                Chief Financial Officer and Treasurer

          Instruction.   The form may be signed by an executive officer of the
     registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                           LITTLE SWITZERLAND, INC.
                               FILE NO. 0-19369
                                  FORM 12B-25

                              PART IV ATTACHMENT


     As of the date hereof, the Company anticipates a continued loss from operations which will be reflected by the earnings statements to be included in the Quarterly Report on Form 10-Q for the period ended November 27, 1999. The Company anticipates that it will report a loss in revenues for the period ended November 27, 1999, primarily as a result of the continued loss of sales relating to Rolex products, the impact of Hurricane Lenny and certain charges relating to the strategic initiatives that the Company has completed to date. However, because the Company is in the process of completing its consolidated financial statements for the period ended November 27, 1999, at this time, the Company is unable to determine the exact amount of such loss or to complete a reasonable estimate of the results of operations.